Exhibit 8.1

	Country of	2025	2024	2023
Particulars	incorporation	(%)	(%)	(%)
Sify Technologies (Singapore) Pte. Ltd.	Singapore	100	100	100
Sify Technologies North America Corporation	United States	100	100	100
Sify Data and Managed Services Limited	India	100	100	100
Sify Infinit Spaces Limited	India	100	100	100
Sify Digital Services Limited	India	100	100	100
Patel Auto Engineering Company (India) Private Limited	India	-	-	100
SKVR Software Solution Private Limited	India	100	100	-